Ampio Pharmaceuticals, Inc.

5445 DTC Parkway, P4

Greenwood Village, Colorado 80111

January 6, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Suzanne Hayes, Branch Chief

Re:	Ampio Pharmaceuticals, Inc.
CIK No. 0001411906
Application for Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, of the Registration Statement on Form S-1
Filed on November 12, 2010
Accession No. 0001193125-10-259087
File No. 333-170595

Dear Ms. Hayes:

Reference is made to the captioned Registration Statement on Form S-1 filed with the Securities and Exchange Commission (“Commission”) by Ampio Pharmaceuticals, Inc. (the “Registrant”) on November 12, 2010 (the “Form S-1). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Form S-1, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Registrant submits this application because the Registrant used Form S-1 to register the securities referenced therein and will correct this through the filing a Form S-4 registration statement. The Form S-1 was not declared effective and no shares of common stock were sold pursuant to the Form S-1. The Company’s Board of Directors believes that the Commission’s approval of this application would be consistent with the public interest and the protection of investors.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Form S-1. The Company further requests that all fees paid to the Commission in connection with the filing of the Form S-1 be credited for future use in accordance with Rule 457(p) of the Act.

Please direct any questions regarding this matter to Robert W. Walter, Esq., of Richardson & Patel, LLP, counsel to the Company, at (303) 667-7193.

Upon the granting of the Commission’s consent, please forward copies of the order withdrawing the Form S-1 to the undersigned via facsimile at (303) 418-1001.

If you have any questions or require additional information regarding this application for withdrawal, please do not hesitate to contact the undersigned at (303) 418-1000.

Sincerely,

/s/ Donald B. Wingerter, Jr.

Donald B. Wingerter, Jr.,

Chief Executive Officer